UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3/A

(Amendment No. 1)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Oi S.A. – In Judicial Reorganization

(Issuer)

Telemar Norte Leste S.A. – In Judicial Reorganization

Oi Móvel S.A. – In Judicial Reorganization

Copart 4 Participações S.A. – In Judicial Reorganization

Copart 5 Participações S.A. – In Judicial Reorganization

Portugal Telecom International Finance B.V. – In Judicial Reorganization

Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization

(Guarantors)

(Names of Applicants)

Rua Humberto de Campos 425, 8th floor, Leblon

22430-190 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
Senior Notes due 2025	Up to US$1,655,570,000
Approximate date of proposed offering:
As promptly as practicable following the expiration of the Settlement Procedure (as defined herein)
Name and address of agent for service:	With a copy to:
Cogency Global Inc. East 40th Street, 10th Floor New York, NY 10016	Mark Bagnall White & Case LLP 200 S. Biscayne Blvd. Suite 4900 Miami, FL 33131 (305) 371-2700

Oi S.A. – In Judicial Reorganization (“Oi”) hereby amends this Application for Qualification (this “Application”) on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after filing a further amendment which specifically states that it shall supersede this Application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (the “Act”), may determine upon written request of Oi.

Explanatory Note

This Amendment No. 1 to Form T-3 (this “Amendment”) amends and restates the Application for Qualification of Indentures under the Trust Indenture Act on Form T-3 (File Nos. 022-29056, 022-29056-01, 022-29056-02, 022-29056-03 and 022-29056-04) (the “Form T-3”) originally filed with the Securities and Exchange Commission on June 16, 2018 (including the form of indenture), (i) providing for the addition of two entities, Portugal Telecom International Finance B.V. – In Judicial Reorganization and Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization, as Applicants under the Form T-3 and guarantors under the New Notes (as defined below), (ii) updating certain itemized information to the Form T-3 and (iii) attaching certain exhibits previously omitted from the Form T-3.

GENERAL

1.	General Information.

Applicant	Form of Organization	Jurisdiction of Incorporation
Oi S.A. – In Judicial Reorganization	Corporation (sociedade por ações)	Brazil
Telemar Norte Leste S.A. – In Judicial Reorganization (“Telemar”)	Corporation (sociedade por ações)	Brazil
Oi Móvel S.A. – In Judicial Reorganization (“Oi Mobile”)	Corporation (sociedade por ações)	Brazil
Copart 4 Participações S.A. – In Judicial Reorganization (“Copart 4”)	Corporation (sociedade por ações)	Brazil
Copart 5 Participações S.A. – In Judicial Reorganization (“Copart 5”)	Corporation (sociedade por ações)	Brazil
Portugal Telecom International Finance B.V. – In Judicial Reorganization (“PTIF”)	Corporation (besloten vennootschap met beperkte aansprakelijkheid)	Netherlands
Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization (“Oi Coop”)	Cooperative (cooperatie met uitgesloten aansprakelijkheid)	Netherlands

The entities listed above, except for Oi, are herein collectively referred to as the “Guarantors.” Each of the entities listed above is wholly-owned, directly or indirectly, by Oi. Oi and the Guarantors are herein collectively referred to as the “Applicants.”

2.	Securities Act exemption applicable.

On June 20, 2016, the Applicants filed a joint voluntary petition for judicial reorganization (recuperação judicial) (the “RJ Proceeding”) pursuant to Brazilian Law No. 11,101 of June 9, 2005 (the “Brazilian Bankruptcy Law”) with the 7th Commercial Court of the Judicial District of the State Capital of Rio de Janeiro, Brazil (the “RJ Court”). On June 29, 2016, the RJ Court granted the processing of the RJ Proceeding.

Concurrently with the RJ Proceeding, ancillary proceedings for bankruptcy relief were commenced in the United States Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”) under Chapter 15 of Title 11 of the United States Code (the “Bankruptcy Code”) with respect to Oi, Telemar, Oi Mobile and Oi Coop, and applicable courts in the United Kingdom, Portugal and the Netherlands.

On September 5, 2016, the Applicants filed a judicial reorganization plan with the RJ Court (the “RJ Plan”).

On October 4, 2016, the RJ Court rendered a decision recognizing that the holders of beneficial interests in bonds issued by Oi, Oi Coop and PTIF had the right under the Brazilian Bankruptcy Law to individualize claims represented by their beneficial interests in those bonds and to vote in the General Creditors’ Meeting (the “GCM”) to be held to consider a judicial reorganization plan, but ruling that the trustees under the instruments under which such bonds were issued would be granted the right to represent and vote on behalf of holders of beneficial interests in those bonds that did not individualize their claims and therefore would be otherwise unable to vote in the GCM.

On October 11, 2017, November 27, 2018 and December 12, 2018, the Applicants filed revised RJ Plans with the RJ Court.

On December 19 and 20, 2017, the GCM to consider the creditors’ approval of the most recently filed RJ Plan was held. During the GCM, the management of the Applicants engaged in negotiations to make certain revisions to the RJ Plan with various parties-in-interest, including Brazilian banks, the Brazilian National Telecommunications Agency (Agência Nacional de Telecomunicações—ANATEL), creditors under the debt facilities with international banks and export credit agencies, certain organized groups of bondholders of Oi, PTIF and Oi Coop and other significant holders of the Oi, PTIF and Oi Coop bonds. The GCM concluded on December 20, 2017 following the approval of a RJ Plan reflecting amendments negotiated during the course of the GCM (the “Approved RJ Plan”).

Pursuant to a decision of the RJ Court rendered on October 4, 2016, the trustees under the instruments under which the bonds of Oi, PTIF and Oi Coop were issued were granted the right to represent and vote on behalf of holders of beneficial interests in those bonds that did not individualize their claims. However, both of those trustees chose to abstain from voting on behalf of such bondholders.

On January 8, 2018, the RJ Court entered an order (the “Brazilian Confirmation Order”) ratifying and confirming the Approved RJ Plan. The Brazilian Confirmation Order became effective upon publication in the Official Gazette of the State of Rio de Janeiro on February 5, 2018 (the “Brazilian Confirmation Date”).

Under the terms and subject to the conditions set forth in the Approved RJ Plan, beneficial holders of bonds issued by Oi, PTIF and Oi Coop in an aggregate principal amount in excess of US$750,000 that had individualized their claims in accordance with the procedures established by the RJ Court (the “Qualified Bondholders”) were entitled to elect to receive as recovery for the claims represented by their bonds (the “Recovery Election”) (1) a package of securities that includes (a) U.S. dollar-denominated unsecured notes due on the seventh anniversary of their initial issue date, to be issued by Oi and guaranteed jointly and severally by the Guarantors (the “New Notes”), (b) newly issued common shares of Oi (including in the form of American Depositary Shares (“ADSs”)) (the “New Shares”), (c) common shares of Oi currently held by PTIF (including in the form of ADSs), and (d) newly issued warrants of Oi (the “Warrants”) which will be exercisable for newly issued common shares of Oi (including in the form of ADSs) (the “Qualified Recovery”), or (2) the right to receive the full amount of their claims payable in five equal annual payments commencing on the 20th anniversary of the date of either (i) the U.S. Recognition Order (as defined below), in the case of bonds with respect to which the record holder was located in the United States, or (ii) the homologation of the Dutch composition plan for PTIF by the District Court of Amsterdam, the Netherlands, in the case of bonds with respect to which the record holder was located in the England.

Under the Approved RJ Plan, the Qualified Bondholders were entitled to make the Recovery Election within 20 calendar days after the Brazilian Confirmation Date. Oi conducted a Recovery Election Solicitation beginning on February 6, 2018; the expiration of the period for Recovery Elections was extended by the RJ Court and concluded on March 8, 2018.

On April 17, 2018, Oi, Telemar, Oi Mobile and Oi Coop filed a motion with the U.S. Bankruptcy Court seeking an order (the “U.S. Recognition Order”) that, among other things, will grant (1) full force and effect in the United States to the Brazilian Confirmation Order and the Approved RJ Plan, and (2) relief from the application of the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”) with respect to the offer and sale of the New Notes and the related guarantees, as well as the other securities to be distributed under the Approved RJ Plan, pursuant to section 1145 of the Bankruptcy Code.

Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and under equivalent state securities and “blue sky” laws if the following requirements are satisfied: (1) the securities are issued under a plan of reorganization by the debtor, or an affiliate of the debtor that is participating in the plan with the debtor, (2) the recipients of the securities hold a claim against the debtor, and (3) the securities are issued entirely in exchange for the recipient’s claim against the debtor or are issued “principally” in such exchange and “partly” for cash or property.

On June 14, 2018, the U.S. Bankruptcy Court delivered its decision approving the motion seeking the U.S. Recognition Order. Accordingly, the issuance and distribution of the New Notes as part of the recovery to be received by Qualified Bondholders will satisfy the requirements of section 1145(a)(1) of the Bankruptcy Code and, therefore, will be exempt from the registration requirements referred to above. The U.S. Bankruptcy Court is expected to enter the U.S. Recognition Order promptly.

The Applicants have commenced a settlement procedure (the “Settlement Procedure”) under which Qualified Bondholders that have made a valid Recovery Election may surrender their Oi, PTIF and Oi Coop bonds and receive in lieu thereof the Qualified Recovery, including New Notes.

The New Notes will be issued pursuant to an indenture to be entered into among the Applicants and The Bank of New York Mellon (the “Trustee”), to be qualified under this Form T-3 (the “Indenture”). Copies of the Approved RJ Plan and an English translation thereof are attached as Exhibits T3E-1 and T3E-2 hereto, respectively.

AFFILIATIONS

3.	Affiliates.

The following diagram indicates the relationship of the Applicants to each of their affiliates as of the date hereof. Percentages represent the percentage of outstanding voting securities owned by each shareholder. See Item 5. Principal owners of voting securities.

(1)	For a list of subsidiaries of the Applicants, see Exhibit 99.1 hereto.

No person is expected to own 10% or more of the voting securities of Oi following the conclusion of the Settlement Procedure, assuming that Oi’s existing shareholders do not exercise the rights of first refusal to which they are entitled under Brazilian law to subscribe for New Shares, the exercise of which would reduce the number of New Shares and corresponding number Warrants that the Qualified Bondholders will receive under the Approved RJ Plan.

MANAGEMENT AND CONTROL

4.	Directors and executive officers.

The following tables set forth the name and office of all directors and executive officers of the Applicants as of the date hereof. The mailing address for each of the directors and executive officers listed below is Rua Humberto de Campos No. 425, 8th floor, Leblon, 22430-190, in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil.

Oi

Name	Position
José Mauro Mettrau Carneiro da Cunha	Chairman
Ricardo Reisen de Pinho	Vice-Chairman
Marcos Duarte Santos	Director
Marcos Bastos Rocha	Director
Eleazar de Carvalho Filho	Director
Marcos Grodetzky	Director
Luís Maria Viana Palha da Silva (1)	Director
Pedro Zañartu Gubert Morais Leitão (1)	Director
Hélio Calixo da Costa (1)	Director

Name	Position
Eurico de Jesus Teles Neto	Chief Executive Officer and Chief Legal Officer
Carlos Augusto Machado Pereira de Almeida Brandão	Chief Financial Officer and Investor Relations Officer
José Claudio Moreira Gonçalves	Executive Officer without specific designation
Bernardo Kos Winik	Executive Officer without specific designation

(1)	On March 7, 2018, the RJ Court suspended the voting rights of the certain shareholders of Oi that participated in the purported extraordinary general shareholders’ meeting held on February 7, 2018, including Bratel S.à r.l and Société Mondiale, and ordered the removal of the members of Oi’s board of directors that had been elected/indicated by such shareholders them the completion of Oi’s capital increase of through the issuance of up to 1,756,054,163 New Shares, paid for by conversion of claims of Qualified Bondholders into New Shares, as part of the Approved RJ Plan. As a result, Luis Maria Viana Palha da Silva, Pedro Zañartu Gubert Morais Leitão and Hélio Calixto da Costa were temporarily removed as members of Oi’s board of directors effective on March 7, 2018. Hélio Calixto da Costa also resigned as a member of Oi’s board of executive officers. The judicial decision also ordered the subpoena of the current executive officers of Oi and the shareholders whose voting rights were suspended, to express their interest in establishing a mediation proceeding. Oi (on behalf of itself and its executive officers), Bratel S.à r.l and Société Mondiale have manifested their interest in a mediation. Oi filed a petition stating that, since Société Mondiale has sold its shares and is no longer a shareholder of Oi, it should not be a part of the mediation. Despite Oi’s position, the RJ Court issued a decision ordering the mediation to be initiated.

Telemar

Name	Position
Eurico de Jesus Teles Neto	Chief Executive Officer
Carlos Augusto Machado Pereira de Almeida Brandão	Chief Financial Officer
José Claudio Moreira Gonçalves	Executive Officer
Bernardo Kos Winik	Executive Officer

Oi Mobile

Name	Position
Eurico de Jesus Teles Neto	Chief Executive Officer
Carlos Augusto Machado Pereira de Almeida Brandão	Chief Financial Officer
José Claudio Moreira Gonçalves	Executive Officer
Bernardo Kos Winik	Executive Officer

Copart 4

Name	Position
Eurico de Jesus Teles Neto	Chief Executive Officer
Carlos Augusto Machado Pereira de Almeida Brandão	Chief Financial Officer
José Claudio Moreira Gonçalves	Executive Officer
Bernardo Kos Winik	Executive Officer

Copart 5

Name	Position
Eurico de Jesus Teles Neto	Chief Executive Officer
Carlos Augusto Machado Pereira de Almeida Brandão	Chief Financial Officer
José Claudio Moreira Gonçalves	Executive Officer
Bernardo Kos Winik	Executive Officer

PTIF

Name	Position
Dommo Empreendimentos Imobiliários Ltda. (1)	Sole member of the Management Board

(1)	Carlos Augusto Machado Pereira de Almeida Brandão is the sole officer of Dommo Empreendimentos Imobiliários Ltda.

Oi Coop

Name	Position
Bryophyta SP Participações Ltda. (1)	Sole member of the Management Board

(1)	Carlos Augusto Machado Pereira de Almeida Brandão is the sole officer of Bryophyta SP Participações Ltda.

5.	Principal owners of voting securities.

The following table sets forth information concerning each person owning 10% or more of the voting securities of Oi as of July 2, 2018.

	Common Shares (1)		Preferred Shares (1)		Total
Name and Complete Mailing Address	Number of Shares	% of Shares Outstanding	Number of Shares	% of Shares Outstanding	Number of Shares	% of Shares Outstanding
Bratel S.à r.l. (2)	183,662,204	35.34	0	0.0	183,662,204	27.18
69 Boulevard de la Pétrusse, 2320, Luxembourg

(1)	Oi has two outstanding classes of share capital: common shares and preferred shares, each with no par value. Generally, only Oi’s common shares have voting rights, and Oi’s preferred shares have voting rights only in exceptional circumstances. Currently, as a result of Oi’s failure to pay minimum preferred dividends for 2014, 2015 and 2016, Oi’s preferred shares have full voting rights and are entitled to vote together with Oi’s common shares on all matters put to a vote at Oi’s shareholders’ meetings.
(2)	Bratel S.à r.l. is an indirect, wholly owned subsidiary of Pharol, SGPS, S.A. Under Oi’s by-laws, any shareholder or group of shareholders, representing the same interest or bound by a voting agreement, that hold or may hold in the future, alone or jointly, interest in Oi representing more than 15% of Oi’s voting capital shall have its voting rights limited to 15% of the shares with voting rights, subject to certain exceptions. Therefore, although Bratel S.à r.l. holds more than 15% of Oi’s voting capital stock, due to the limitation set forth in Oi’s by-laws, its vote is limited to 15% of Oi’s voting capital stock.

No person is expected to own 10% or more of the voting securities of Oi following the conclusion of the Settlement Procedure, assuming that Oi’s existing shareholders do not exercise the rights of first refusal to which they are entitled under Brazilian law to subscribe for New Shares, the exercise of which would reduce the number of New Shares and corresponding number Warrants that the Qualified Bondholders will receive under the Approved RJ Plan.

See Item 3 hereof, “Affiliates,” for more information about the ownership of the voting securities of the Guarantors.

UNDERWRITERS

6.	Underwriters.

(a)	Persons acting as underwriters within the last three years:

Not applicable.

(b)	The Applicants have not, and will not, engage any underwriter in connection with the Reorganization Plan or the New Notes to be issued under the Indenture.

CAPITAL SECURITIES

7.	Capitalization.

(a)	The following table sets forth the amount authorized and amount outstanding of each class of the Applicants’ securities as of July 2, 2018.

	Amount Authorized	Amount Outstanding
	(number of shares, unless otherwise noted)
Capital Stock:
Oi (1):
Common Shares, without par value	R$34,038,701,741.49	519,751,661
Preferred Shares, without par value (2)	—	155,915,486
Telemar (2):
Common Shares	—	154,032,214
Preferred Shares	—	190,464,750
Oi Mobile (2):
Common Shares	—	13,897,760
Copart 4 (2):
Common Shares	—	1,000
Copart 5 (2):
Common Shares	—	1,000
PTIF:
Shares	200	42
Oi Coop (3)	—	—

(1)	Under Brazilian law, a company is permitted but not required to establish a maximum threshold for authorized shares that it may issue and may state such threshold in terms of number of shares or amount in reais. Pursuant to its by-laws, Oi is authorized to issue up to R$34,038.7 million of capital stock, and any future capital raises must be for common shares only.
(2)	Under Brazilian law, a company is permitted but not required to establish a maximum threshold for authorized shares that it may issue. Oi’s wholly-owned subsidiaries have not established such a threshold for authorized shares.
(3)	As a cooperative (cooperatie met uitgesloten aansprakelijkheid) under Dutch law, Oi Coop does not have capital divided into shares or parts and, therefore, does not have a minimum capital or equity requirement. Instead, each member of Oi Coop is allowed to contribute risk-bearing capital to Oi Coop in such amount and at such time as to be agreed between Oi Coop and such member.

	Amount Authorized	Amount Outstanding
	(in millions)	(in millions)
Indebtedness:
Oi:
9.750% Senior Notes due 2016	R$1,100	R$1,083
5.125% Senior Notes due 2017	€750	€593
9.500% Senior Notes due 2019	US$750	US$140
5.500% Senior Notes due 2020	US$1,787	US$1,803

	Amount Authorized	Amount Outstanding
	(in millions)	(in millions)
Indebtedness:
8th Issuance Debenture	R$2,350	R$2,515
10th Issuance Debenture	R$1,500	R$1,549
Telemar:
Telemar 2nd Issuance Debenture	R$54	R$55
PTIF:
6.250% Senior Notes due 2016	€400	€237
4.375% Notes due 2017	€500	€388
5.875% Senior Notes due 2018	€750	€758
5.000% Senior Notes due 2019	€750	€773
4.625% Senior Notes due 2020	€1,000	€1,005
4.500% Notes due 2025	€500	€500
5.242% Senior Notes due 2017	€250	€258
Oi Coop:
5.625% Senior Notes due 2021	€600	€634
5.750% Senior Notes due 2022	US$1,450	US$1,461

(b)	Oi has two outstanding classes of share capital: common shares and preferred shares, each with no par value. Generally, only Oi’s common shares have voting rights, and Oi’s preferred shares have voting rights only in exceptional circumstances. Currently, as a result of Oi’s failure to pay minimum preferred dividends for 2014, 2015 and 2016, Oi’s preferred shares have full voting rights and are entitled to vote together with Oi’s common shares on all matters put to a vote at Oi’s shareholders’ meetings. Oi wholly owns, and therefore controls the voting rights of, each of the Guarantors.

INDENTURE SECURITIES

8.	Analysis of Indenture provisions.

The New Notes will be subject to the Indenture between Oi, as issuer (the “Company”), the Guarantors, as guarantors, and the Trustee. The Issuer and the Guarantors are collectively referred to as the “Obligors.” The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C therewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.

(a)	Events of Default; Notice of Defaults.

The following events will each be an “Event of Default” under the terms of the Indenture:

(1)	the Company defaults in the payment of the principal, premium, if any, on any related Additional Amounts, if any, of any New Note when the same becomes due and payable at maturity, upon acceleration or otherwise;

(2)	the Company defaults in the payment of interest (irrespective of whether payment is made in the form of PIK Interest) or related Additional Amounts, if any, on any New Note when the same becomes due and payable, and the default continues for a period of 30 calendar days;

(3)	the Company fails to perform, observe or comply with any covenant or agreement contained in any Transaction Document and such failure (other than any failure to make any payment contemplated in clause (1) or (2) above) continues for a period of 60 calendar days after written notice to the Company by the Trustee acting at the written direction of Holders of 25% or more in aggregate principal amount of the New Notes, or to the Company and the Trustee by the Holders of 25% or more in aggregate principal amount of the New Notes;

(4)	(a) the acceleration of any Indebtedness of the Company or any Material Subsidiary (other than Indebtedness owed to Banco Nacional de Desenvolvimento Econômico e Social – BNDES) by reason of default, or (b) the Company or any Material Subsidiary fails to pay any amount in respect of principal, premium, if any, interest or other amounts due in respect of any existing Indebtedness on the date required for such payment (and such defaulted payment is not made, waived or extended within the applicable grace period); provided, however, that the aggregate outstanding principal amount of all such Indebtedness equals or exceeds U.S.$100.0 million (or its equivalent in another currency) and provided further that if any current or future Indebtedness of the Company or any Material Subsidiary (other than any Indebtedness owed to Banco Nacional de Desenvolvimento Econômico e Social – BNDES) provides for a default or event of default upon the acceleration of any Indebtedness owed to Banco Nacional de Desenvolvimento Econômico e Social – BNDES, the parenthetical included within clause (4)(a) above, excluding Indebtedness owed to Banco Nacional de Desenvolvimento Econômico e Social—BNDES from the provisions of clause (4)(a), shall be of no further force or effect;

(5)	one or more final and non-appealable judgments or orders for payment of money are entered against the Company or any Material Subsidiary involving an aggregate liability (not yet paid or reimbursed by insurance) of U.S.$100.0 million (or its equivalent in another currency) or more, and all such judgments or order shall not have been vacated, discharged or stayed within 180 calendar days after the applicable judgment or order is entered;

(6)	the Company or any Material Subsidiary commences a voluntary case or other proceeding seeking liquidation, judicial or extrajudicial reorganization or other relief with respect to itself or its Indebtedness under any bankruptcy, insolvency or other similar law now or hereafter in effect, or seek the appointment of a trustee, receiver, judicial administrator (administrador judicial), liquidator, custodian or other similar official of it or any substantial part of its property, or consents to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or makes a general assignment or conveyance for the benefit of creditors;

(7)	a court of competent jurisdiction enters an order or decree against the Company or any Material Subsidiary for (a) liquidation, reorganization or other relief with respect to it or its Indebtedness under any bankruptcy, insolvency or other similar law now or hereafter in effect or (b) the appointment of a trustee, receiver, judicial administrator (administrador judicial), liquidator, custodian or other similar official of it or any substantial part of its property; provided that such order or decree shall remain undismissed and unstayed for a period of 90 calendar days;

(8)	any event occurs that under the laws of Brazil or any political subdivision thereof has substantially the same effect as any of the events referred to in any of paragraphs (6) or (7);

(9)	the Company denies or disaffirms its obligations under the New Notes or the Indenture;

(10)	all or substantially all of the assets of the Company or any Material Subsidiary are condemned, seized or otherwise appropriated, or custody of such assets are assumed by any Governmental Authority or any other Person purporting to act under the authority of the government of any jurisdiction, or the Company or any Material Subsidiary is prevented from exercising normal control over all or substantially all of their assets for a period of 60 consecutive days or longer; or

(11)	any Subsidiary Guarantee from a Material Subsidiary ceases to be in full force and effect, other than in accordance with the terms of the Indenture, or a Subsidiary Guarantor that is a Material Subsidiary denies or disaffirms its obligations under its Subsidiary Guarantee.

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

If an Event of Default (other than an Event of Default specified in paragraph (6), (7) or (8) above) occurs and is continuing, the Holders of at least 25% in aggregate principal amount of the Securities then outstanding, by written notice to the Company and the Trustee, may, or the Trustee acting at the written request of Holders of at least 25% in aggregate principal amount of the New Notes then outstanding, by written notice to the Company, shall, declare the principal amount, premium, if any, accrued and unpaid interest and Additional Amounts, if any, on all of the New Notes to be due and payable immediately. If an Event of Default specified in paragraph (6), (7) or (8) above occurs and is continuing, the principal amount, premium, if any, accrued and unpaid interest and Additional Amounts, if any, on all the New Notes shall be immediately due and payable without notice or any other act on the part of the Trustee or any Holder. The Holders of a majority in principal amount of the New Notes then outstanding by written notice to the Company and to the Trustee may rescind and annul a declaration of acceleration and its consequences if (1) all existing Events of Default, other than the nonpayment of principal, premium, if any, interest and Additional Amounts on the Securities that have become due solely by the declaration of acceleration have been cured or waived, and (2) the rescission or annulment would not conflict with any judgment or decree of a court of competent jurisdiction. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal of or interest on the New Notes or to enforce the performance of any provision of the New Notes or the Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the New Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative.

The Holders of not less than a majority in aggregate principal amount of the New Notes then outstanding (including any PIK Securities) by notice to the Trustee may waive an existing Default and its consequences except (a) a Default in the payment of principal, premium, if any, interest and Additional Amounts, if any, on any New Note or (b) a Default in respect of a provision of the Indenture that under the Indenture cannot be amended without the consent of the Holder of each outstanding New Note affected thereby. Upon such waiver, the Default will cease to exist, and any Event of Default arising therefrom will be deemed to have been cured, but no such waiver will extend to any subsequent or other Default or impair any right consequent thereon.

The Holders of at least a majority of the aggregate principal amount of the outstanding New Notes (including any PIK Securities) may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee with respect to the New Notes. However, the Trustee may refuse to follow any direction if the Trustee shall determine that the action so directed conflicts with law or the Indenture or that the Trustee determines in good faith may involve the Trustee in personal liability, for which the Trustee reasonably believes it will not be adequately secured or indemnified against the costs, expenses or liabilities, which might be incurred, or that may be unduly prejudicial to the rights of Holders not taking part in such direction, and the Trustee may take any other action it deems proper that is not inconsistent with any such direction received from Holders. The Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee security or indemnity reasonably satisfactory to the Trustee against any cost, liability or expense.

No Holder of any New Note shall have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture or the New Notes directly against the Company or any Subsidiary Guarantor (without the Trustee), or for the appointment of a receiver or trustee, or for any other remedy thereunder, unless:

(1)	such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the New Notes;

(2)	the Holders of not less than 25% in aggregate principal amount of the outstanding New Notes shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee thereunder;

(3)	such Holder or Holders have offered to the Trustee adequate security and/or indemnity satisfactory to the Trustee against the costs, expenses and liabilities to be incurred in compliance with such request;

(4)	the Trustee for 60 days after its receipt of such notice, request and offer of indemnity or security has failed to institute any such proceeding; and

(5)	no direction inconsistent with such written request has been given to the Trustee during such 60 day period by the Holders of a majority in principal amount of the outstanding New Notes (including any PIK Securities), it being understood and intended that no one or more of such Holders shall have any right in any manner whatsoever by virtue of, or by availing of, any provision of the Indenture to affect, disturb or prejudice the rights of any other of such Holders, or to obtain or to seek to obtain priority or preference over any other of such Holders or to enforce any right under the Indenture, except in the manner therein provided and for the equal and ratable benefit of all such Holders.

(b)	Authentication and Delivery of the New Notes; Application of Proceeds.

The New Notes will initially be represented by one or more global securities (the “Global Securities”). An Officer of the Company shall sign the Global Securities for the Company. Each such signature may be by manual or facsimile signature of such Officer. If an officer whose signature is on a Global Security no longer holds that office at the time the Trustee authenticates the Global Security, the Global Security shall be valid nevertheless. A Global Security shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Global Security. The signature shall be conclusive evidence that the Global Security has been authenticated and delivered under the Indenture.

The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate the Global Securities. Unless limited by the terms of such appointment, an authenticating agent may authenticate the Global Securities whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent.

The New Notes will be issued to certain Qualified Bondholders. As a result, the Company will not realize any proceeds from such issuance.

(c)	Release of Collateral.

N/A

(d)	Satisfaction and Discharge.

The Indenture shall be discharged and shall cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the New Notes and the immunities and indemnities of the Trustee and the obligations of the Company and the Subsidiary Guarantors with respect thereto, as expressly provided for herein) as to all outstanding New Notes, and the Trustee, on written demand of and at the expense of the Company, shall execute instruments acknowledging satisfaction and discharge of the Indenture, when:

(a)	either:

(i)	all the New Notes theretofore authenticated and delivered (except lost, stolen or destroyed New Notes which have been replaced or paid and New Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

(ii)	(1) all New Notes not theretofore delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee U.S. dollars, U.S. Government Obligations, or a combination thereof, in an amount sufficient without reinvestment to pay and discharge the entire Indebtedness on the New Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, interest and Additional Amounts, if any, on the New Notes to the date of deposit, together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment of the New Notes; (2) no Default has occurred and is continuing on the date of the deposit; and (3) the deposit will not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which the Company is a party or by which it is bound;

(b)	the Company has paid all other sums payable under the Indenture and the New Notes by the Company; and

(c)	the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

(e)	Evidence of Compliance with Conditions and Covenants.

The Company shall deliver to the Trustee within 150 days after the end of each fiscal year of the Company an Officer’s Certificate signed by its principal executive officer, the principal financial officer or the principal accounting officer stating that in the course of the performance by the signers of their duties as Officers of the Company they would normally have knowledge of any Default or Event of Default and whether or not the signers know of any Default or Event of Default that occurred during such period. If they do, the certificate shall describe the Default or Event of Defaults, its status and what action the Company is taking or proposes to take with respect thereto.

In addition, the Company shall provide written notice to the Trustee, as soon as is practicable and in any event within ten Business days after the Company becomes aware, or should reasonably become aware, of the occurrence of any Default or any Event of Default, accompanied by an Officer’s Certificate of the Company setting forth the details thereof and stating what action the Company proposes to take with respect thereto.

The Company shall provide prompt written notice to the Trustee of the occurrence of any Ratings Decline, and the Trustee shall not be deemed to have knowledge of any Ratings Decline until it receives such notice.

9.	Other obligors.

Oi’s obligations with respect to the New Notes will initially be guaranteed by each of the Guarantors. The mailing address for each of the Guarantors is Rua Humberto de Campos No. 425, 8th floor–Leblon, 22430-190, in the City of Rio de Janeiro, State of Rio de Janeiro, Federative Republic of Brazil.

Contents of application for qualification. This application for qualification comprises:

(a)	Pages numbered 1 to 14, consecutively.

(b)	The statement of eligibility and qualification on Form T-1 of the Trustee to be qualified (included as Exhibit T3G hereto).

(c)	The following exhibits in addition to those filed as a part of the Form T-1 statement of eligibility and qualification of the Trustee.

Exhibit T3A-1**	English translation of the Netherlands Chamber of Commerce Business Register extract of Portugal Telecom International Finance B.V. – In Judicial Reorganization.
Exhibit T3A-2**	English translation of the Netherlands Chamber of Commerce Business Register extract of Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization.
Exhibit T3B-1*	English translation of By-laws of Oi S.A. – In Judicial Reorganization (incorporated by reference to Exhibit 1.01 to Form 20-F of Oi S.A. – In Judicial Reorganization filed on May 20, 2016).
Exhibit T3B-2*	English translation of By-laws of Telemar Norte Leste S.A. – In Judicial Reorganization.
Exhibit T3B-3*	English translation of By-laws of Oi Móvel S.A. – In Judicial Reorganization.
Exhibit T3B-4*	English translation of By-laws of Copart 4 Participações S.A. – In Judicial Reorganization.
Exhibit T3B-5*	English translation of By-laws of Copart 5 Participações S.A. – In Judicial Reorganization.
Exhibit T3B-6**	English translation of Articles of Association of Portugal Telecom International Finance B.V. – In Judicial Reorganization.
Exhibit T3B-7**	English translation of Articles of Association of Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization.
Exhibit T3C**	Form of Indenture governing the New Notes.
Exhibit T3D	Not applicable.
Exhibit T3E-1*	Judicial Reorganization Plan of Oi S.A. – In Judicial Reorganization, Telemar Norte Leste S.A. – In Judicial Reorganization, Oi Móvel S.A. – In Judicial Reorganization, Copart 4 Participações S.A. – In Judicial Reorganization, Copart 5 Participações S.A. – In Judicial Reorganization, Portugal Telecom International Finance B.V. – In Judicial Reorganization and Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization, dated December 20, 2017 (in Portuguese) (incorporated by reference to Exhibit 2.03 to Form 20-F of Oi S.A. – In Judicial Reorganization filed on May 16, 2018).

Exhibit T3E-2*	Judicial Reorganization Plan of Oi S.A. – In Judicial Reorganization, Telemar Norte Leste S.A. – In Judicial Reorganization, Oi Móvel S.A. – In Judicial Reorganization, Copart 4 Participações S.A. – In Judicial Reorganization, Copart 5 Participações S.A. – In Judicial Reorganization, Portugal Telecom International Finance B.V. – In Judicial Reorganization and Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization, dated December 20, 2017 (English translation) (incorporated by reference to Exhibit 2.04 to Form 20-F of Oi S.A. – In Judicial Reorganization filed on May 16, 2018).
Exhibit T3E-3*	Amended and Restated Information and Election Solicitation Statement dated February 14, 2018.
Exhibit T3E-4**	Information Statement dated June 15, 2018.
Exhibit T3E-5**	Supplement to Information Statement dated July 3, 2018.
Exhibit T3F*	A cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C).
Exhibit T3G*	Form T-1 qualifying the Trustee under the Indenture to be qualified pursuant to this Form T-3.
Exhibit 99.1*	List of subsidiaries of Oi S.A. – In Judicial Reorganization.

* Previously filed with and/or incorporated by reference to the Form T-3.

** Filed herewith.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants below has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Rio de Janeiro, and State of Rio de Janeiro, Brazil on July 6, 2018.

OI S.A. – IN JUDICIAL REORGANIZATION
By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão
Title: Chief Financial Officer and Investor Relations Officer
By:	/s/ José Claudio Moreira Gonçalves

Name: José Claudio Moreira Gonçalves
Title: Executive Officer

TELEMAR NORTE LESTE S.A. – IN JUDICIAL REORGANIZATION
By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão
Title: Chief Financial Officer
By:	/s/ José Claudio Moreira Gonçalves

Name: José Claudio Moreira Gonçalves
Title: Executive Officer

OI MÓVEL S.A. – IN JUDICIAL REORGANIZATION
By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão
Title: Chief Financial Officer
By:	/s/ José Claudio Moreira Gonçalves

Name: José Claudio Moreira Gonçalves
Title: Executive Officer

COPART 4 PARTICIPAÇÕES S.A. – IN JUDICIAL REORGANIZATION
By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão
Title: Chief Financial Officer
By:	/s/ José Claudio Moreira Gonçalves

Name: José Claudio Moreira Gonçalves
Title: Executive Officer

[Signature Page to Form T-3]

COPART 5 PARTICIPAÇÕES S.A. – IN JUDICIAL REORGANIZATION
By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão
Title: Chief Financial Officer
By:	/s/ José Claudio Moreira Gonçalves

Name: José Claudio Moreira Gonçalves
Title: Executive Officer

PORTUGAL TELECOM INTERNATIONAL FINANCE B.V. – IN JUDICIAL REORGANIZATION BY: Dommo Empreendimentos Imobiliários Ltda., the sole member of its management board
By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão
Title: Officer

OI BRASIL HOLDINGS COÖPERATIEF U.A. – IN JUDICIAL REORGANIZATION BY: Bryophyta SP Participações Ltda., the sole member of its management board
By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão
Title: Officer

[Signature Page to Form T-3]